Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 6/30/2015

($000’s)

6/30/2015
Assets
Cash and Balances Due From Depository Institutions	$17,896,807
Securities	102,874,924
Federal Funds	53,692
Loans & Lease Financing Receivables	252,013,047
Fixed Assets	4,310,148
Intangible Assets	13,076,832
Other Assets	23,776,797

Total Assets	$414,002,247

Liabilities
Deposits	$307,828,983
Fed Funds	1,465,991
Treasury Demand Notes	0
Trading Liabilities	885,507
Other Borrowed Money	46,539,645
Acceptances	0
Subordinated Notes and Debentures	3,650,000
Other Liabilities	11,984,151

Total Liabilities	$372,354,277

Equity
Common and Preferred Stock	18,200
Surplus	14,266,400
Undivided Profits	26,502,086
Minority Interest in Subsidiaries	861,284

Total Equity Capital	$41,647,970

Total Liabilities and Equity Capital	$414,002,247

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